Moody’s Affirms Indosat Rating of Ba1 for Local Currency Corporate Family and Ba2 for Senior Unsecured Ratings with Stable Outlook

Jakarta, 10 October 2008 –  Moody's announced  that it confirmed Indosat's ratings of Ba1 local currency corporate family and Ba2 for senior unsecured ratings, which were placed on review following the acquisition of a 40.8% stake in the company by Qtel from Singapore Technologies Telemedia ("STT"), a wholly-owned unit of Singapore government's investment firm Temasek Holdings.

As quoted from the release, the rating reflects Indosat’s established position as Indonesia's second largest cellular operator and its enhanced network coverage which positions it well to capture continued growth, both subscriber and revenue. In addition, Indosat’s liquidity profile remains adequate following successful tender offer of its bond for total US$ 205.8 million triggered as a result of the Change of Control. The rating also reflects Qtel's ability and willingness to support Indosat is very high, due to the Indosat's significant contribution to Qtel's growth in terms of subscribers and EBITDA generation.

”Despite volatile capital market condition as the impact of global capital market, looking into the potential growth of cellular industry in Indonesia,  Indosat will aim to maintain its prominent position as Indonesia's second largest cellular operator.”, said Johnny Swandi Sjam, President Director of Indosat.

Indosat plans to announce the un-audited 9M-2008 report in the fourth week of October 2008.

 “We are committed to grow the shareholder value through our innovative product and services to our customers and provide the highest benefit to all of our stakeholders.” ended Johnny.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

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Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

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Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.